CUSIP No. 902951102	SCHEDULE 13D/A	(Page 1 of 7)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 _________________ SCHEDULE 13D/A Amendment No. 2 Under the Securities Exchange Act of 1934

U. S. Energy Systems, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

902951102
(CUSIP Number)

Frederick H. Fogel, Esq. Silver Point Capital, L.P. Two Greenwich Plaza, First Floor Greenwich, Connecticut 06830 (203) 542-4208

with a copy to: L. Byron Vance, III, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 333 West Wacker Drive Chicago, Illinois 60606 (312) 407-0700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 24, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of Sections 240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

(Page 1 of 7)

CUSIP No. 902951102	SCHEDULE 13D/A	(Page 2 of 7)

Explanatory Note

This statement on Schedule 13D/A is being filed as Amendment No. 2 to the statement on Schedule 13D originally filed with the Securities and Exchange Commission on November 17, 2006 and as amended on December 1, 2006.

Item 4. Purpose of Transaction.

The disclosure in Item 4 is hereby amended and restated in its entirety:

The Reporting Persons acquired the Original Warrants in connection with the commitments made and loans provided under the Credit Agreement. The Reporting Persons acquired the Additional Warrants as a result of the failure of USEY to provide a satisfactory USEB guaranty as required under the Credit Agreement. The Warrants were acquired for investment purposes. The Holders have the right to elect to either designate an observer with respect to the board of directors of USEY (the “Board”) or designate a nominee to the Board.

Consistent with the terms of the Credit Agreement, the Reporting Persons have had, and may have in the future, discussions with management of USEY and may make suggestions concerning USEY’s operations, prospects, business and financial strategies, assets and liabilities, business and financing alternatives and such other matters as the Reporting Persons may deem relevant to their extension of credit. Each Reporting Person expects that it will, from time to time, review its investment position in USEY and may, depending on market and other conditions, choose to exercise the Warrants to obtain the underlying shares of USEY Common Stock.

Whether the Reporting Persons exercise the Warrants, purchase any additional securities of USEY, or dispose of any securities of USEY, and the amount and timing of any such transactions, will depend upon the Reporting Persons' individual continuing assessments of pertinent factors, including the availability of securities of USEY for purchase at particular price levels, USEY’s and the particular Reporting Person's business and prospects, other business investment opportunities available to the particular Reporting Person, economic conditions, stock market conditions, money market conditions, the attitudes and actions of management of USEY, the availability and nature of opportunities to dispose of the particular Reporting Person's interest in USEY and other plans and requirements of the particular Reporting Person. Depending upon its individual assessments of these factors from time to time, each Reporting Person may change its present intentions as stated above, including determining to acquire additional securities of USEY (by means of open market or privately negotiated purchases) or to dispose of some or all of the securities of USEY held by or under the control of such Reporting Person. In addition, each Reporting Person may from time to time enter into equity swap or other derivative transactions with respect to its investment in the securities of USEY. Each Reporting Person may have discussions with the Company or take actions with respect to the covenants and agreements, and any future draw-downs, under the Credit Agreement and related documents with respect to the Credit Agreement, and may waive or fail to waive any covenants and take actions, including calling a default, with respect to its commitments under the Credit Agreement in its sole discretion.

In light of the recent announcements made by USEY with respect to its liquidity and financial position and the decision to seek independent third party financial advisors for purposes of assisting the Board in its evaluation of potential refinancing or restructuring transactions, as well as other strategic alternatives available to USEY, the Reporting Persons are evaluating various alternatives with respect to USEY and its subsidiaries. Except as described herein, at the present time the Reporting Persons have no plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of USEY, or the disposition of securities of USEY, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving USEY or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of USEY or any of its subsidiaries, (d) any change in the present Board or management of USEY, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board, (e) any material change in the present capitalization or dividend policy of USEY, (f) any other material change in USEY 's business or corporate structure, (g) changes in USEY 's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of USEY by any person, (h) a class of securities of USEY being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of USEY becoming eligible for termination of registration pursuant to

(Page 2 of 7)

CUSIP No. 902951102	SCHEDULE 13D/A	(Page 3 of 7)

Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above. The Reporting Persons, however, expect to evaluate on an ongoing basis USEY 's and its subsidiaries' financial condition, business, operations and prospects, the market price of USEY Common Stock, conditions in the securities markets generally, general economic and industry conditions and other factors it deems appropriate. Each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of the foregoing actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the USEY or it subsidiaries, or other transactions which might have the effect of causing the USEY Common Stock to become eligible for termination of registration under Section 12(g) of the Securities and Exchange Act of 1934 (the "Act").

As part of the evaluation by the Reporting Persons of alternatives with respect to USEY and its subsidiaries, an affiliate of the Reporting Persons has expressed to USEY its potential interest in acquiring U.S. Energy Biogas Corp. ("USEB"). The continued interest of the Reporting Persons in such acquisition and the terms and conditions, if any, upon which the Reporting Persons might be interested in pursuing the acquisition are currently being evaluated. The Reporting Persons reserve the right to make a proposal or withdraw any proposal or indication of interest with respect to the acquisition of USEB at any time. As of the date hereof, USEY has not responded to the initial indication of interest in the acquisition of USEB.

CUSIP No. 902951102	SCHEDULE 13D/A	(Page 4 of 7)

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: July 24, 2007

SILVER POINT CAPITAL MANAGEMENT, LLC

/s/ Edward A. Mulé
By:	Edward A. Mulé
Its:	Managing Member

/s/ Edward A. Mulé
Name:	Edward A. Mulé, individually

/s/ Robert J. O'Shea
Name:	Robert J. O'Shea, individually

SILVER POINT CAPITAL, L.P.
By:	SILVER POINT CAPITAL MANAGEMENT, LLC,
its General Partner

/s/ Edward A. Mulé
By:	Edward A. Mulé
Its:	Managing Member

SILVER POINT CAPITAL FUND, L.P
By:	SILVER POINT CAPITAL, L.P., its Investment
Manager
By:	SILVER POINT CAPITAL MANAGEMENT, LLC, its General Partner

/s/ Edward A. Mulé
By:	Edward A. Mulé
Its:	Managing Member

CUSIP No. 902951102	SCHEDULE 13D/A	(Page 5 of 7)

SPCP GROUP, LLC

/s/ Edward A. Mulé
By:	Edward A. Mulé
Its:	Authorized Signatory

SPCP GROUP III, LLC

/s/ Edward A. Mulé
By:	Edward A. Mulé
Its:	Authorized Signatory

CUSIP No. 902951102	SCHEDULE 13D/A	(Page 6 of 7)

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13D/A

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13D/A to which this Exhibit is attached, and such Schedule 13D/A is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13D/A and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: July 24, 2007

SILVER POINT CAPITAL MANAGEMENT, LLC

/s/ Edward A. Mulé
By:	Edward A. Mulé
Its:	Managing Member

/s/ Edward A. Mulé
Name:	Edward A. Mulé, individually

/s/ Robert J. O'Shea
Name:	Robert J. O'Shea, individually

SILVER POINT CAPITAL, L.P.
By:	SILVER POINT CAPITAL MANAGEMENT, LLC,
its General Partner

/s/ Edward A. Mulé
By:	Edward A. Mulé
Its:	Managing Member

SILVER POINT CAPITAL FUND, L.P
By:	SILVER POINT CAPITAL, L.P., its Investment
Manager
By:	SILVER POINT CAPITAL MANAGEMENT, LLC, its General Partner

/s/ Edward A. Mulé
By:	Edward A. Mulé
Its:	Managing Member

CUSIP No. 902951102	SCHEDULE 13D/A	(Page 7 of 7)

SPCP GROUP, LLC

/s/ Edward A. Mulé
By:	Edward A. Mulé
Its:	Authorized Signatory

SPCP GROUP III, LLC

/s/ Edward A. Mulé
By:	Edward A. Mulé
Its:	Authorized Signatory